Wells Fargo Securities, LLC
500 West 33rd Street
New York, New York 10001

May 25, 2022

STRICTLY CONFIDENTIAL

VIA Email: Countrymanv@sec.gov

Vanessa Countryman
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Attention: Vanessa Countryman, Secretary of the SEC

        Re: Registration Statement on Form S-4 (Registration No. 333-261880)

To whom it may concern:

       We write regarding the above-referenced registration statement (the Registration
Statement   ) of Adit EdTech Acquisition Corp. (the    Issuer   ) concerning a
proposed
business combination (the    Transaction   ) between the Issuer and Griid
Infrastructure
LLC (   Griid   ). As of the date of this letter, the Registration Statement has not yet been
declared effective.

        This letter is to advise you that, effective as of May 25, 2022, our firm has terminated its engagement under the engagement letter, dated September 13,
2021,
between the Issuer and Wells Fargo Securities, LLC (    Wells Fargo   ) (the
Advisory
Engagement Letter   ) and waived its entitlement to the payment of (i) any fee in
connection with our role as advisor for the Issuer as described in the Advisory
Engagement Letter (the    Advisory Fee   ) and (ii) any fee in connection with
our role as
capital markets advisor for the Issuer, as described in the engagement letter, dated
September 14, 2021, between the Issuer and Wells Fargo (the    Capital Markets
Advisory
Engagement Letter   ) (the    Capital Markets Advisory Fee    and, together
with the
Advisory Fee, the    Fees   ). 1 We further confirm that, as a result of the
termination
described herein, our firm has no remaining role with respect to the Transaction and, for the avoidance of doubt, our firm has resigned from, or ceased or refused to act in, every office, capacity, and relationship with respect to the Transaction that may be described in the Registration Statement or otherwise. We can also confirm that the foregoing termination and waiver of entitlement to the payment of the Fees and our resignation, ceasure and refusal to act in, every office, capacity, and relationship with respect to the
Transaction (even though our firm does not have any role with respect to the Transaction)


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           Pursuant to the Capital Markets Advisory Engagement Letter, the term of the engagement described therein previously ended as of March 14, 2022.
 is not the result of any dispute or disagreement with Griid, the Issuer or any matter
relating to Griid   s or the Issuer   s respective operations, policies,
procedures or practices.

         We further advise you that neither our firm, any person who controls it (within the
meaning of either Section 15 of the Securities Act of 1933 (the    Securities
Act   )) nor any
of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.

       Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                   Sincerely,

                                                          ARGO SECURITIES,
                                                   WELLS FARGO SEC         LLC


                                                             __________
                                                   By: _____________________
                                                   Name: Aldin Dervisevic
                                                   Title: Director
cc:    Adit EdTech Acquisition Corp.
       Griid Infrastructure LLC
       Diane Fritz, Staff Accountant
       Timothy S. Levenberg, Staff Attorney




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